Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

KANKOU MOUSSA SALES FAR EXCEED EXPECTATIONS

Bamako, Mali, 22 April 2008 - The Kankou Moussa bullion bank of Mali has sold 819 kilograms of gold since its Bamako sales office opened in April last year, Randgold Resources said today.

The bank was established in 2007 as a partnership between the government of Mali and Randgold Resources to make Malian gold available to the Malian people. More specifically, it provides the local jewellery industry with easier access to gold as well as the opportunity to sell its products on the international market.

Kankou Moussa director Samba Dieng said the high level of sales - achieved in spite of record gold price levels - had far exceeded expectations and was a clear indication that the bank was meeting a real need and a growing demand.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +223 675 0122 +44 788 071 1386	General Manager Mali Mahamadou Samaké +223 675 6136	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.